Exhibit 99.1

IsoEnergy Commences 2025 U.S. Exploration Program

TORONTO, Sept. 17, 2025 /CNW/ - IsoEnergy Ltd. ("IsoEnergy" or the "Company") (NYSE American: ISOU) (TSX: ISO) is pleased to announce the launch of its 2025 U.S. exploration program, focused on advancing its uranium projects in southeast Utah. The program will begin with completion of ten surface rotary holes with core tails, totaling 15,000 feet on the Flatiron claims, located in the Henry Mountains uranium district, approximately seven miles northwest of the Company's past-producing Tony M uranium mine (Figure 1). This initial drill program is designed to follow-up on historical, regional exploration conducted by Plateau Resources in the early 1980s and represents IsoEnergy's first phase of testing at Flatiron. In addition to drilling at Flatiron, IsoEnergy will continue fieldwork at its Daneros and Sage Plain projects (Figure 2). This work is aimed at better defining the sedimentary framework that controls mineralization at both regional and mine scales. This geological work is expected to guide future exploration.

Philip Williams, CEO and Director of IsoEnergy, commented, "Commencing these exploration programs in Utah marks an exciting new chapter for IsoEnergy in the United States. While advancing our past-producing mines toward production remains a top priority, our geological team has also identified compelling new exploration targets that we believe are ready to be tested. Drilling will begin shortly at the Flatiron project, a large claim package in the Henry Mountains—one of Utah's most historically productive uranium districts—situated directly on trend with known deposits. This program will be the first to evaluate high-potential targets defined by historic work but never followed up on due to unfavourable market conditions. Alongside our ongoing fieldwork at Daneros and Sage Plain, we believe we are building a strong foundation for future growth in the U.S. The call for secure domestic uranium supply is only intensifying, as reflected in recent discussions about expanding the U.S. Strategic Uranium Reserve, and we believe IsoEnergy is well positioned to play a meaningful role as both a near- and long-term domestic supplier."

IsoEnergy staked the 370 lode claims that comprise the Flatiron project in 2024, later adding two Utah state leases to bring the total land position to 8,800 total acres. The Flatiron project is one of the largest contiguous land positions in the historically productive Henry Mountain District, where approximately 1.4 million lbs of U3O8 has been produced from the district to date1.

Strategically located along the projection of the trends of uranium mineralization from IsoEnergy's Tony M and Bullfrog (Energy Fuels Inc.) (NYSE American: UUUU; TSX: EFR) deposits, the Flatiron project benefits from a proven geological setting. Plateau Resources, the original developers of these deposits, previously conducted wide-spaced, district-scale drilling to identify uranium mineralization concealed beneath surface cover. These historic holes were drilled on centers of more than one-mile, with two of the highest-priority results located within the current Flatiron claims. Before Plateau Resources could advance these targets, depressed uranium prices in the 1980s forced the closure of regional mines. IsoEnergy's upcoming drill program will be the first to follow up on this work, positioning the Company to unlock growth potential in the Henry Mountain District.

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[1] Mills, S.E. and Jordan, B., 2021, Uranium and vanadium resources of Utah—an update in the era of critical minerals and carbon neutrality: Utah Geological Survey Open-File Report 735, 26 p., 1 appendix, https://doi.org/10.34191/OFR-735.

Figure 1: Location of the Flatiron Project in proximity to IsoEnergy’s Tony M Mine in Utah2,3 (CNW Group/IsoEnergy Ltd.)

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[2] See Qualified Person Statement Below.
[3] As reported in the Technical Report on the Bullfrog Project, Garfield County, Utah, USA Report prepared in accordance with NI 43-101 for Energy Fuels Inc. by SLR International Corporation; Mark B. Mathisen, Qualified Person, Effective Date December 31, 2024.

The target unit for the Flatron drilling is the lowest sandstone unit of the Salt Wash Member of the Morrison Formation. This is the primary host unit across the Henry Mountain district. This distinct sandstone package contains a suitable amount of reductant material and the hydrogeologic setting for uranium mineralization of commercially viable grade. Low grades of vanadium are also expected to be encountered in the host unit.

IsoEnergy's 2025 Utah exploration campaign will also focus on the continuing field work being conducted at the Daneros and Sage Plain properties. Like Tony M, both properties are past producers and have been on standby and ready for strategic restart. IsoEnergy has been focused on detailed field work designed to reveal the sedimentary framework that controls the local mineralization. This work includes mapping the extent of the prospective host units, and numerous detailed measured sections of the available outcrop used to identify modern analogs of the distributary channel systems to provide a conceptual target generation framework. This information is expected to guide future exploration, including determining the most appropriate geophysical survey techniques to locate the productive units without the need for expensive and pervasive surface drilling.

Figure 2: Location of IsoEnergy exploration projects and past-producing mines in southeastern Utah. The Flatiron project is seven miles northwest of the Tony M mine (Figure 1) (CNW Group/IsoEnergy Ltd.)

Qualified Person Statement

The scientific and technical information contained in this news release was reviewed and approved by Dr. Dan Brisbin, P.Geo., IsoEnergy's Vice President, Exploration, who is a "Qualified Person" (as defined in NI 43-101 – Standards of Disclosure for Mineral Projects).

For additional information with respect to the current mineral resource estimate for IsoEnergy's Tony M Deposit, please refer to the Technical Report prepared in accordance with NI 43-101 entitled "Technical Report on the Tony M Project, Utah, USA" dated September 9, 2022.  This news release refers to properties other than those in which IsoEnergy has an interest and the QPs have been unable to verify that information. Mineralization on those other properties is not necessarily indicative of mineralization on the Joint Venture properties.

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU and TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

X: @IsoEnergyLtd
www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of U.S. securities laws (collectively, "forward-looking statements"). Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". These forward-looking statements may relate to the Company's planned exploration activities for summer 2025 and the anticipated results thereof; expectations with respect to any potential restart decision with respect to the Company's US projects; expectations regarding the Company's  enhanced U.S. market presence; potential changes in US nuclear policy; the Company's potential role in the in the US market; and any other activities, events or developments that the Company expects or anticipates will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration activities are as anticipated; the anticipated mineralization of IsoEnergy's projects being consistent with expectations; the price of uranium; ; assumptions regarding uranium market conditions and policy shifts;  the anticipated cost of planned exploration activities; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of technical work programs a being different than anticipated; changes in development and production plans based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry; and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking statements are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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For further information: For More Information, Please Contact: Philip Williams, CEO and Director info@isoenergy.ca, 1-833-572-2333

CO: IsoEnergy Ltd.

CNW 07:00e 17-SEP-25